NEWS RELEASE

Change of Year End

March 16, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V) announces that the Company intends to change the ending date of its financial year from February 28 to December 31, in accordance with the requirements of National Instrument 51-102. The Company recently acquired a 51% interest in the producing Santa Cruz silver mine and Guanacevi mineral processing plant, located in Durango, Mexico, through the Company’s purchase of 51% of the shares of Minera Santa Cruz & Garibaldi S.A. de C.V. (the Company’s “Operating Company”) and the related asset purchase. The Operating Company’s financial year-end is December 31. The change in financial year is due to management’s desire to change the Company’s financial year-end to the same year-end as that of its Operating Company.

With respect thereto:

(a)	the Company has sought and obtained the approval of Canada Revenue Agency and the directors of the Company have approved the proposed change;

(b)	the last day of the Company's current financial year is February 28, 2005.

(c)	the last day of the Company's proposed financial year will be December 31, 2005.

(d)

during the transition year the Company’s interim financial statements will be prepared for the periods ending March 31, 2005, June 30, 2005, and September 30, 2005 and the quarters ended May 31, 2004, August 31, 2004 and November 30, 2004 will be used for comparative purposes.

Endeavour Silver Corp. (EDR : TSX-V) is a small-cap exploration and mining company focused on aggressively expanding its portfolio of high grade silver-gold properties, reserves and production in Mexico. Canarc Resource Corp. (CCM: TSX) holds a minority shareholding in the Company.

On Behalf of the Board of Directors,

ENDEAVOUR SILVER CORP.

/s/ “Philip Yee”

Philip Yee
Chief Financial Officer

For more information, please contact Hugh Clarke at Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbol TSX-V: EDR